November 9, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:	Mark P. Shuman
Michael Johnson Morgan Youngwood Stephen Krikorian

Re:	Cornerstone OnDemand, Inc.
Registration Statement on Form S-1
Filed on September 28, 2010
File No. 333-169621

Ladies and Gentlemen:

On behalf of Cornerstone OnDemand, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 26, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-169621) filed with the Commission on September 28, 2010.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement.  For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.
We will process your submission and amendments without price ranges.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented upon.

Securities and Exchange Commission
November 9, 2010

The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing a price range.

2.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company will provide the Staff with copies of any graphical materials or artwork supplementally if it intends to use any such materials in its prospectus, and acknowledges that the Staff may have additional comments upon review of any such materials.

3.
Please specifically disclose the factual basis for and the context of all beliefs and opinions set forth in the registration statement, including, as one example, the claim that “Cornerstone OnDemand is a leading global provider of a comprehensive learning and talent management solution delivered as software-as-a-service.”

Under separate cover, the Company is supplementally providing a binder with copies of materials showing the Company’s factual basis for the beliefs and opinions set forth in the Registration Statement. The Company has highlighted in the supplemental binder the portions of such materials that the Company relied upon for the disclosures made in the Registration Statement.

4.
With respect to third-party statements in your prospectus, such as the data attributed to IDC and the Bureau of Labor, please provide us with support for such statements.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your Form S-1.  Also, tell us whether you commissioned any of the non-governmental sources.

Under separate cover, the Company is supplementally providing the following reports marked with cross-references to the various statements in the Registration Statement that cite industry data:

•
IDC, Worldwide HCM Applications 2008 Vendor Shares: Analysis of 25 Vendors in Core HR, eLearning, eRecruiting, Intelligent Compensation, Performance Management, and Workforce Management, Doc # 221284, December 2009;

•	IDC, Worldwide Software as a Service 2010-2014 Forecast: Software Will Never Be the Same, Doc # 223628, June 2010;

•	U.S. Department of Labor, Bureau of Labor Statistics, Labor Force Statistics from the Current Population Survey. Retrieved from www.bls.gov; and

Securities and Exchange Commission
November 9, 2010

•	U.S. Department of Labor, Bureau of Labor Statistics, Employer Costs for Employee Compensation – June 2010. Retrieved from www.bls.gov.

The Company is also supplementally providing IDC’s consent to reference all IDC data cited in the Registration Statement.  The Company did not pay a fee other than the standard subscription fee for such third-party research reports.  The Company advises the Staff that none of these reports were commissioned by the Company.

Use of Proceeds, page 30

5.
You state that “We may also use a portion of the net proceeds for repayment of outstanding indebtedness.”  However, it appears that, based upon your disclosure on page F-25, in the event of an initial public offering “between March 31, 2010 and March 30, 2011, at the option of the noteholder, the Company is required to redeem the outstanding principal amount at 105% or 103%, respectively, together with accrued interest.”  Please advise and tell us what consideration you gave to disclosing both here and in the Offering Summary your potential obligation to Ironwood Equity Fund LLP.

In response to the Staff’s comment, the Company has added disclosure on pages 5, 31, 68, 71 and F-27 of Amendment No. 1 regarding the potential redemption obligation to Ironwood Equity Fund LP.

6.
You refer to the possibility that offering proceeds may be used for several specific categories of expenses, such as repayment of indebtedness, sales and marketing activity, general and administrative expenses and for acquisitions or investments.  Although you state that you have no current plans relating to acquisitions or investments, you do not quantify the portion of the proceeds you estimate will be used for the other potential uses of the proceeds that you identify.  Elsewhere in the filing, such as at page 41, you describe plans to expend additional funds on sales and marketing, research and development and general and administrative expenses.  Given your negative cash flows from operations, it would appear that the offering proceeds would be applied to fund the increased expenditures you plan and reference.  In your supplemental response, and with a view to disclosure, tell us whether you have a proposed plan of operations that will require the application of the offering proceeds.  To the extent that you do not have any current plans or proposals for the use of the proceeds of the offering, please state this more clearly, and explain why you have decided to conduct the offering at this time.  Please note that the inclusion of meaningful information regarding management’s current plans to apply the proceeds is not inconsistent with management’s retention of full discretion to apply the proceeds as it desires, based on future conditions.

In response to the Staff’s comment, the Company has revised the disclosure regarding its currently anticipated use of the offering proceeds on page 31 of Amendment No. 1.

Securities and Exchange Commission
November 9, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

7.
Please clarify to explain in more detail why you have historically experienced seasonality in terms of when you enter into client agreements for your solution.  In this respect, explain why you sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year.

In response to the Staff’s comment, the Company has revised the disclosure regarding seasonality on pages 40 and 89 of Amendment No. 1.

Critical Accounting Policies and Estimates

Revenue Recognition, Deferred Revenue and Offsets to Revenue, page 42

8.
Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions that management makes in determining the best estimate of selling price (“BESP”).  In this respect, you should expand your disclosures to clearly describe how you develop and establish BESP.  You should indicate how your methodology is affected or incorporates the nature of the deliverables themselves; the geographies, market conditions and competitive landscape; internal costs; and pricing and discounting practices.  We refer you to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure regarding BESP on pages 45 – 46 of Amendment No. 1.

Stock-based Compensation, page 44

9.
Please revise your table on page 46 to include the 604,618 stock options granted in September 2010.  Update your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

In response to the Staff’s comment, the Company has revised the table on page 50 of Amendment No. 1 to include the stock options granted in September 2010.  In addition, the Company has revised the disclosure on pages 50 – 52 of Amendment No. 1 to discuss the significant factors contributing to the changes in the fair value of the Company’s common stock up to the filing of the Registration Statement.

Securities and Exchange Commission
November 9, 2010

The Company advises the Staff that the Company is supplementally providing the Staff with a separate letter containing additional information in response to this comment.

10.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company advises the Staff that the Company is supplementally providing a separate letter to the Staff in response to this comment.

Results of Operations, page 52

11.
Please revise your disclosures to further explain the underlying reasons for your significant revenue growth for each period presented.  In this respect, you should provide enhanced disclosures that explain why there was a significant increase in the number of clients and the number of users.  We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 61 of Amendment No. 1 to further explain the underlying reasons for its significant revenue growth and increase in the numbers of clients and users for the periods presented.

12.
There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed.  For instance, you disclose on page 56 that your cost of revenues increased primarily due to increased employee related costs, increased costs related to outsourced consulting services and increased network infrastructure costs.  As another example, you disclose on page 57 that the increase in general and administrative costs is primarily attributable to increased professional fees for accounting, audit, legal and taxes services, increased sales taxes and increased employee related costs as a result of increased headcount.  Revise your disclosures to quantify each source that contributed to a material change.  In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications.  We refer you to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57 – 64 of Amendment No. 1 to quantify the sources that contributed to a material change in its results of operations.

Liquidity and Capital Resources, page 61

13.
We note from your disclosures on page F-26 that your senior subordinated promissory note agreement with Ironwood Equity Fund LP allows for mandatory redemption at the holder’s option upon the consummation of an initial public offering.  Please revise your disclosures to discuss how this mandatory redemption feature could potentially impact your future liquidity.  In addition, revise your disclosures to clarify how your table of contractual obligations and commitments considers the obligations and timing associated with the Ironwood promissory note.  We refer you to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.

Securities and Exchange Commission
November 9, 2010

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to discuss the potential impact of the mandatory redemption feature on the Company’s future liquidity.  In addition, the Company has revised the contractual obligations table and the accompanying disclosure on page 71 of Amendment No. 1 to clarify how the Company considers the obligations and timing associated with the Ironwood promissory note.

14.
We note from your disclosures on page 62 that you believe based on your current level of operations and anticipated growth, the proceeds from this offering, your future cash flows from operating activities, existing cash and cash equivalents, and ability to borrow on acceptable terms will provide adequate funds for operations for at least the next twelve months.  Please revise your disclosures to describe in greater detail your plan of operations for the remainder of the fiscal year.  Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations for a minimum of 12 months from the date of the filing.  You should disclose the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

In response to the Staff’s comment, the Company has included additional disclosure on page 68 of Amendment No. 1.

15.
Tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  For instance, you should consider disclosing the days sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows.  You should also consider disclosing the cause of the seasonality and the related payment terms or timing impact on your cash flows.  We refer you to Section IV.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosures on pages 68 – 69 of Amendment No. 1.  In addition, the Company respectfully advises the Staff that the Company does not utilize the DSO metric to analyze its collections, accounts receivable balances or cash flows, in part because a significant number of its client contracts call for payment of a majority of the annual contract amount at the beginning of each contract year, and therefore has not included this additional information in the revised disclosures.  The Company further refers the Staff to the response to comment 26 below.

Securities and Exchange Commission
November 9, 2010

Executive Compensation

Compensation Discussion and Analysis, page 90

16.
We note your use of specified performance goals for short-term incentives, the executive compensation plan for Messrs. Miller, Seymour and Wallack, and the sales commission plans for Messrs. Belliveau and Carter.  Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining compensation for your executive officers for fiscal year 2009.  If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

In response to the Staff’s comment, the Company has added the quantitative disclosure regarding the performance targets on pages 101 and 102 of Amendment No. 1.

17.
We note your use of peer group comparisons.  Please clarify whether you use specific peer group compensation percentiles in making compensation decisions.  If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2009 compensation and each benchmarked element of compensation.  Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

The Company advises the Staff that it did not use specific peer group compensation percentiles in making its compensation decisions.  The Company directs the Staff to the disclosure on page 98 of Amendment No. 1 regarding the Company’s historical practice of not establishing formal benchmark processes against any set of peer group companies.

Offer Letters and Employment Agreements; Potential Payments upon Termination, Change in Control or Upon Termination Following Change in Control, page 99

18.
Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Securities and Exchange Commission
November 9, 2010

In response to the Staff’s comment, the Company has revised the disclosure regarding potential payments upon termination or change in control on pages 108 – 113 of Amendment No. 1.

Certain Relationships and Related Party Transactions

Equity Financings, page 113

19.
Please tell us why you have not filed as exhibits the stock purchase agreements pursuant to which you sold Series D and Series E shares to related parties.  Although in certain circumstances you are not required to file contracts that were entered into more than two years before your filing, it would appear that the contract and the obligations associated with the Series D financing will be performed after the filing of the registration statement and should therefore be filed.  Please advise or file the Series D and E stock purchase agreements.  With regards to the Series E contracts, those were entered into in January of 2009.  Refer to Item 601(b)(10)(i) and (ii)(A) of Regulation S-K.

The Company supplementally advises the Staff that the stock purchase agreements pursuant to which the Company sold shares of Series D Preferred Stock and Series E Preferred Stock to related parties were not filed as exhibits to the Registration Statement as none of their provisions remain executory.  The Company advises the Staff that all performance under these agreements has been completed and neither the Company nor the purchasers thereunder have any obligations outstanding under these contracts.  As such, the Company believes that these agreements need not be filed as exhibits to the Registration Statement.

In response to the Staff’s comment, the Company has filed the voting agreement as Exhibit 4.7 with Amendment No. 1.  The Company advises the Staff that the voting agreement entered into with such related parties in connection with the Series E financing will terminate automatically upon the closing of this offering and the Company’s directors will no longer be elected pursuant to such agreement.

Principal and Selling Stockholders, page 117

20.
Your disclosure suggests that Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof exercise shared voting and dispositive power over the shares held by the entities affiliated with Meritech Capital, but is somewhat unclear in that regard.  Similarly, it appears Atul Kapadia, Neal Dempsey and Neil G. Sadaranganey exercise shared voting and dispositive power over the shares held by the entities affiliated with Bay Partners.  Please revise your filing to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 1 regarding the shared voting and dispositive power over the entities affiliated with Meritech Capital and Bay Partners.

Securities and Exchange Commission
November 9, 2010

21.	Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers.

The Company acknowledges the Staff’s comment and will confirm that none of its selling stockholders are broker-dealers or affiliates of broker-dealers once such selling stockholders have been identified.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

22.
Please complete your pro forma information as of June 30, 2010 to present the conversion of your preferred stock upon the completion of a qualified offering and the reclassification of the preferred stock warrant liability to additional-paid-in-capital for certain preferred stock warrants.  In addition, the pro forma basic and diluted earnings per share amounts that reflect the conversion of all outstanding preferred securities upon a qualified public offering should also be completed.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3 and F-9 of Amendment No. 1 to include the requested pro forma information.

Segments, page F-9

23.
We note from your disclosures on page 74 that you currently offer two editions of your solutions to meet the needs of different business segments.  Clarify how you have evaluated FASB ASC 280-10-50-1 through 50-9 when determining that the Enterprise Edition and Business Edition do not represent separate operating segments.  Describe what information is reviewed by your chief operating decision maker with respect to these business segments.

The Company advises the Staff that its Chief Executive Officer, who is the Company’s chief operating decision maker, reviews consolidated financial information for the purpose of allocating resources to, and assessing the performance of, the Company as a whole and that discrete financial information is only available on this consolidated basis.   The Company does not prepare and the Company’s CEO does not review discrete financial information for the two editions of its software, Cornerstone Enterprise Edition and Cornerstone Business Edition.

The Company supplementally advise the Staff that the disclosure on page 74 was not intended to imply that the Company operates in two business segments, but rather that the Company has two editions of its software that serve the needs of different sized organizations.  In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

Securities and Exchange Commission
November 9, 2010

Revenue Recognition, page F-10

24.	Please tell us and disclose, if required, the separate amount of revenues attributable to subscription fees, consulting services and E-learning content. We refer you to FASB ASC 280-10-50-40.

In response to the Staff’s comment, in accordance with FASB ASC 280-10-50-40, the Company has not separately disclosed the amounts of revenues attributable to subscription fees, consulting services and e-learning content as these constitute a single group of similar services.  The vast majority of the Company’s client arrangements include interrelated service offerings, such as subscriptions to its software solution accompanied by consulting services, and to a lesser extent, third-party e-learning content.  All of these service offerings are interrelated and generally sold as part of a single arrangement with a client. The Company’s consulting services and third-party e-learning content services are not sold to individual clients independent of subscriptions to its software solution.  For example, consulting services are offered to clients to provide them with assistance in implementing the Company’s solution and optimizing their use of the solution. The Company’s e-content services are sold to enhance the functionality and user experience of its e-learning platform.  Accordingly, the Company believes that these interrelated services constitute a single group of similar services.

25.	Please revise your disclosures to clarify whether you recognize revenues on a net basis for those revenues generated from your global OEM agreement with ADP.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-41 of Amendment No. 1.

Allowance for Doubtful Accounts, page F-19

26.
Please clarify how you determine that collectability of your accounts receivable is reasonably assured pursuant to Section 13(A)(1) and footnote 6 of FASB ASC 650-10-S99.  Further explain why you have not historically established an allowance for doubtful accounts and how your bad debt analysis considers the relatively large DSOs at each balance sheet date.  Please clarify whether you generally receive payment within the terms of the contractual arrangement with customers.

In response to the Staff’s comment, the Company advises the Staff that it determines that collectability of its accounts receivable is reasonably assured pursuant to Section 13(A)(1) and footnote 6 of FASB ASC 605-10—S99 based on its consideration of the creditworthiness of each client at the outset of the arrangement with that client.  In making the determination as to whether collectability is reasonably assured, the Company evaluates the creditworthiness of its clients by reviewing available financial information to assess historical and current operating trends and performance, key financial metrics, liquidity, and associated risks and uncertainties.

Securities and Exchange Commission
November 9, 2010

In addition to considering the creditworthiness of its clients at the outset of its arrangements, the Company reviews the status of its existing accounts receivable and historical collection experience on a periodic and timely basis to determine if an allowance is required. This periodic analysis and evaluation includes specific identification and review of all outstanding balances, review of the Company’s historical collection experience with each client, and consideration of overall economic conditions, as well as any specific facts or circumstances that may indicate that a specific receivable is not collectible.

The Company does not utilize the DSO metric when assessing collectability of receivables.  Instead, the Company relies upon the specific identification review described above.  The Company does not believe DSO is a reliable measure when evaluating the collectability of its accounts receivable for several reasons. Most importantly, the Company’s payment terms, which generally include billing in the advance of the recognition of subscription and service revenues, are not consistent across all client arrangements.  In addition, the seasonality of the Company’s business can also create significant variations in DSO from period to period, which are not necessarily indicative of a decline in the quality of the outstanding accounts receivable at any given point in time.

The Company generally receives payments from clients within contractual terms or shortly thereafter. However, certain large enterprise and international customers may pay beyond contractual terms that may range between 60 to 90 days past term. When the Company does not receive payment within the specified term of its contractual arrangement with its clients, it assesses collectability based on a specific identification review of each account as described above.

To date, the Company has not historically established an allowance for doubtful accounts, as the Company’s initial and ongoing case-by-case evaluations of the collectability of its accounts receivable has indicated that an allowance for doubtful accounts has not been required.  In addition, to date, write-offs of accounts receivable have been insignificant.

The Company has revised the disclosure on page 52 of Amendment No. 1 to discuss the determination of collectability.

Impairment of Long Lived Assets including Capitalized Software Costs, page F-20

27.	Revise to disclose that the estimated aggregate amortization expense for each of the next five succeeding fiscal years. We refer you to the guidance in FASB ASC 350-30-50-2.

In response to the Staff’s comment, the Company has disclosed its estimated aggregate amortization expense on page F-17 of Amendment No. 1.

Securities and Exchange Commission
November 9, 2010

Note 6. Debt, page F-24

28.
We note from your disclosures on pages 30 and F-26 that the Ironwood Equity Fund LLP senior secured promissory note allows for mandatory redemption at the note holders option upon the occurrence of a change in control or an initial public offering.  We further note that you have classified the senior secured promissory note as a long-term liability in your consolidated balance sheets.  Please explain whether you considered classifying the senior secured promissory note as a current liability in light of the filing of the registration statement.  Cite the guidance you relied upon in determining the appropriate classification for the senior secured promissory note.

The Company advises the Staff that the Company considered the following factors in determining the long-term liability classification of the Ironwood Equity Fund LLP senior secured promissory note:

•
The ASC Master Glossary (ASC 210-10-20) defines current liabilities as “obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.”  The repayment of the Ironwood Equity Fund LLP senior secured promissory note (the “Note”) would be made, if elected by Ironwood, from proceeds of the offering.  As such, the repayment of the Note would not require the use of existing resources, and the rights of Ironwood are applicable only if the Company consummates the offering.

•
The consummation of the initial public offering is not probable and not within the Company's control, and therefore, as Ironwood cannot demand repayment of the Note until the offering occurs, the Company would not recognize the Note as short-term until such time.  Ironwood cannot demand repayment of the Note until an initial public offering occurs.  Such accounting is consistent with the accounting for stock-based compensation awards with performance conditions, such as vesting upon an initial public offering, where the vesting and any resulting charge is not recognized until the performance condition actually occurs.

•
The Company respectfully submits that debt-covenant compliance guidance (FASB ASC 470-10-45) supports the Company’s position with respect to the long-term classification of the Note.  Such guidance describes a scenario where a company is in compliance with covenants at a balance sheet date but becomes non-compliant after the balance sheet date.  In this scenario, the debt continues to be classified as long-term at the balance sheet date with disclosure in the notes to the financial statements surrounding the event of non-compliance.   In the Company’s circumstances, at the balance sheet date, the event triggering potential repayment, the initial public offering, had not occurred and therefore the Company believes disclosure in the notes to the financial statements is appropriate.

The Company additionally advises the Staff that for the pro forma balance sheet included on page F-3 of Amendment No. 1, the Company has presented the Note as short-term to reflect the Note becoming a demand note upon the occurrence of the initial public offering.

Securities and Exchange Commission
November 9, 2010

Note 10. Income Taxes, page F-37

29.	Tell us whether you considered disclosing the components of “Income (loss) before provision for income taxes” as either domestic or foreign. See Rule 4-08(h)(1)(i) of Regulation S-X.

The Company respectfully advises the Staff that the disclosure requested was included in the first table in Note 10 to the financial statements on page F-37.  The Company’s foreign loss before provision for income taxes was zero for the periods presented, as its foreign operating activities were based in the United States during 2009 and in prior years.  The Company further advises the Staff that its foreign tax provision is insignificant for all periods presented and represents ASC 740 liability for uncertain foreign tax positions on business conducted in territories outside of the United States during the periods presented.  Outside of those uncertain tax positions, the Company does not have income or loss before provision for income taxes in foreign jurisdictions.  It was not until the first quarter of 2010 that the Company established operations in the United Kingdom, France, Germany, Israel and India. Therefore, the Company believes the presentation of the components of loss before provision for income taxes as disclosed in the footnotes to its financial statements is appropriate under the circumstances.

Recent Sales of Unregistered Securities, page II-1

30.
We note your statement that several of your sales “were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, or Rule 506 of Regulation D promulgated thereunder.”  Please clarify what transactions you believe were exempt under Section 4(2) and what transactions were exempt under Rule 506.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1 to clarify that the Company believes that the referenced transactions were all exempt under Rule 506 of Regulation D.

Exhibit Index, II-6

31.
We note that your principal offices of approximately 30,000 square feet are subject to two subleases that expire in November 2011.  Please tell us how you determined you should not file these leases as exhibits.  Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company advises the Staff that the two subleases and an amendment to one have been filed as Exhibits 10.14, 10.15 and 10.16 with Amendment No. 1.

* * * * *

Securities and Exchange Commission
November 9, 2010

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Herbert P. Fockler or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt
Rachel B. Proffitt

Enclosures

cc (w/encl.):          Adam L. Miller
Perry A. Wallack
Cornerstone OnDemand, Inc.

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.
Latham & Watkins LLP

Kelvin M. Farrow
Christian D. Jester
PricewaterhouseCoopers LLP